

May 27, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Fortunato Villamagna
Chief Executive Officer
UTEC, Inc.
8500 South East Jayhawk Drive
P.O. Box 320
Riverton, Kansas 66770

Re: **UTEC, Inc.**
       Form 10-12G
       Filed on: May 14, 2008
       File No.: 000-53241

Dear Mr. Villamagna:

      This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

      You are advised that the registration statement will become effective through operation of law on July 14, 2008, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

      Please also submit on EDGAR as correspondence your responses to our comments in our letter dated April 28, 2008.

You may contact Dale Welcome, Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: James Parsons (via facsimile @ (425) 451-8568)
        Parsons/Burnett/Bjordahl LLP